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Exhibit 12.1

NeighborCare, Inc.
Ratio of Earnings to Fixed Charges

	Successor Company				Predecessor Company
	Six Months Ended March 31,
			Fiscal Year Ended September 30,
	2004	2003	2003	2002	2001	2000	1999
Earnings
Income from continuing operations before income taxes and equity earnings	(13,076)	5,934	1,908	(6,440)	920,964	(174,490)	(38,860)
Equity in earnings of >50% owned affiliates	240	165	360	179	873	703	(372)

Adjusted pre-tax income (loss) from continuing operations	(13,316)	5,769	1,548	(6,619)	920,091	(175,193)	(38,488)
Fixed charges	10,207	7,217	14,358	17,186	45,188	61,491	48,906

Earnings from continuing operations before fixed charges	(3,109)	12,986	15,906	10,567	965,279	(113,702)	10,418
Fixed charges
Interest expense	10,207	7,217	14,358	17,186	45,188	61,491	48,906

Total fixed charges	10,207	7,217	14,358	17,186	45,188	61,491	48,906

Ratio of earnings to fixed charges	*	1.80	1.11	*	21.36	*	*

*—For the six months ended March 31, 2004 and the fiscal years ended September 30, 2002, 2000 and 1999, our earnings were insufficient to cover fixed charges by $13.3 million, $6.6 million $175.2 million and $62.1 million, respectively.

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Registration Statement.

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  Exhibit 12.1
NeighborCare, Inc. Ratio of Earnings to Fixed Charges